Exhibit 99.3

QIWI PLC 12 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, 1087-Nicosia, Cyprus +357 22-65-33-90, fax +357 22-76-09-18, office@qiwi.com.cy, qiwi.com

BOARD OF DIRECTORS NOMINATION FORM

TO:	QIWI plc

12 Kennedy Avenue, Kennedy Business Centre

2nd floor

P.C. 1087, Nicosia

Cyprus

(the Company)

This nomination form outlines the requirements to candidacies to be nominated to the office of Elected or Independent Directors of the Company. This form must be completed in full and submitted to corporatelawyer@qiwi.com by 23:59 Cyprus time on May 4, 2018, along with a copy of fully completed Directors & Officers Questionnaire1 as attached in Annex A hereto or Confirmation Form2 to the Directors & Officers Questionnaire as attached in Annex B hereto.

I/We, [NAME OF SHAREHOLDER], the undersigned, being the shareholder of the Company, holding                      Class          shares, residing at                                                                                  , entitled to participate and vote at the ANNUAL GENERAL MEETING of the shareholders of the Company to be held on June 4, 2018, at 10:00 a.m. (Cyprus time) at QIWI’s office at Kennedy 12, Kennedy Business Center, 2nd floor, P.C.1087, Nicosia, Cyprus, hereby nominate:

Full Name

Date of Birth

Address

Mailing address

Phone / Mobile

Email address

Fax

to the office of [Elected / Independent (please underline the appropriate)] Director of the Company and propose the Company to screen submitted nomination for compliance with Regulation 95 of the Company’s Articles of Association. I/We also certify that any and all provided information is complete, true and accurate for the time being.

Name: Title: for and on behalf of [NAME OF SHAREHOLDER] Date:

[1]	Directors & Officers Questionnaire shall be filled in only by the nominees to the office of the Director of QIWI plc who submit their data to QIWI plc for the first time.
[2]	Confirmation Form to the Directors & Officers Questionnaire shall be filled in only by the nominees to the office of the Director of QIWI plc who have been previously elected as Director of QIWI plc and have already submitted their data to QIWI plc.

BOARD NOMINATION FORM

Candidate Declaration

I acknowledge and agree that:

(a)	the information provided in this Board of Directors Nomination Form is complete, true and accurate on the date first above written;

(b)	the information provided in this Board of Directors Nomination Form will be disclosed to each of the Company’s Secretary, the Board of Directors or the Company’s outhouse counsel;

(c)	my nomination for the office of Director of the Company will only become valid once the Company’s Annual General Meeting has approved my appointment to the office of the Director of the Company and if I’m not elected to the position of Director of the Company I will not claim the Company by this reason;

(d)	the Company may request from me or from my Nominating Shareholder any further information as may be required to arrange screening as prescribed in Regulation 95 of the Company’s Articles of Association;

(e)	if I am elected to the position of Director of the Company I will act in accordance with my duties as a Director, in accordance with the Articles of Association and, without limitation, all other governing documents of the Company and applicable legislation.

Name: Date: